SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-8A
NOTIFICATION OF REGISTRATION FILED PURSUANT
TO SECTION 8(A) OF THE INVESTMENT COMPANY ACT OF 1940
     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:
Name: The DIVIDEND Fund Inc.
Address of Principal Business Office:
The DIVIDEND Fund Inc.
One Corporate Center
Rye, New York 10580-1422
Telephone Number:
1-800-422-3554
Name and address of agent for service of process:
Bruce N. Alpert
The DIVIDEND Fund Inc.
One Corporate Center
Rye, New York 10580-1422
With copies of Notices and Communications to:
Michael R. Rosella, Esq.
Paul Hastings LLP
75 East 55th Street
New York, New York 10022
Check Appropriate Box:
     Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A:
YES ☑ NO ☐

SIGNATURE
     Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the city of Rye, and the state of New York on the 7th day of September, 2011.
[SEAL]

The DIVIDEND Fund Inc. (Name of Registrant)
By:	/s/ Bruce N. Alpert
Bruce N. Alpert
President and Secretary

Attest:	/s/ Agnes Mullady Agnes Mullady Treasurer